Exhibit 99.1

Gorilla Technology Exceeds 2024 Expectations with Strong Growth, Profitability and Global Expansion

-- 2024 Revenue reached $74.67M, exceeding guidance and demonstrating continued

strong sales growth and execution --

-- Net Income excluding one-off items, soared to $21.32M, surpassing guidance by up to

253.7%, reflecting Gorilla’s strong execution, disciplined cost management and sustained profitability. –

-- Net Income before tax, excluding one-off items, soared to $20.06M, exceeding estimates of $8.99 million by 123.1%

-- Adjusted EBITDA reached $20.62M, surpassing estimates of $11.70M by 76.2%,

demonstrating Gorilla’s strong operational efficiency, scalable business model, and continued momentum in delivering profitable growth. --

-- Operating income excluding exceptional items reached $19.22M, beating guidance of

$13.06 million by 47.2%, showcasing Gorilla’s strong operating performance –

-- Adjusted EPS, excluding non-cash accounting charges, surged to $2.02 -

outperforming market expectations of $0.35 by 477.1%, and maintaining strong profitability. --

-- Reiterates revenue guidance for 2025 of $100–$110 million, with an unwavering focus on achieving cash flow positivity and driving sustainable, profitable growth. --

London, UK – 31 March 2025 – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”) today reported financial results for the fiscal year ended December 31, 2024.

2024 Financial Highlights

●	Continued Revenue Growth: Gorilla’s full-year 2024 revenues surged to $74.67 million, exceeding the Company’s guidance and reflecting an increase of 15.4% over fiscal year 2023. This growth reflects strong execution on key contracts, reaffirming our operational capability and market credibility. It also reinforces our leadership position in AI-driven security and intelligence solutions. Looking ahead, our focus remains on capitalizing on this momentum to drive demand and convert our expanding pipeline into new business opportunities in 2025 and beyond.

●	Gross Margin: Gross Margin for 2024 stood at 50.0%, exceeding expectations and highlighting the Company’s ability to drive profitability while strategically investing in future growth. This strong margin reflects Gorilla’s commitment to operational efficiency, high-value solutions and long-term scalability.

●	Adjusted EDITDA: Adjusted EBITDA for 2024 was $20.62 million, exceeding estimates of $11.7 million by 76.2%, and reflecting Gorilla’s resilient operating model, strong execution, and disciplined cost management. This figure excludes non-recurring and non-cash items such as restructuring costs, FX-related losses and depreciation and amortization. The performance demonstrates Gorilla’s ability to outperform expectations while continuing to scale globally and invest in future growth.

●	Earnings Per Share: EPS was $(6.06) for 2024, reflecting the non-material cash impact from certain accounting charges (further explained below). Adjusted EPS, which removes these non-cash items, surged to $2.02, outperforming market expectations of $0.35 by 477.1%. This highlights the Company’s underlying profitability, operational strength and disciplined execution.

●	Continued Focus on Profitability: Net Loss for 2024 was $(63.99) million, primarily due to a significant non-cash impact of accounting items, mostly related to the one-time conversion of preferred shares and warrants into ordinary shares and to the foreign exchange losses due to the one-off sharp depreciation of the Egyptian pound. Net Income excluding these exceptional non-cash items was $21.32 million, beating the lower range of analyst estimates of $3.72 million by an impressive 473.1%. This performance underscores the company’s operational strength, disciplined cost management and ability to drive sustained profitability.

●	Solidifying our Balance Sheet: Gorilla ended 2024 with a robust total cash position of $37.47 million, comprising $21.70 million in unrestricted cash and $15.77 million in restricted cash. We would highlight an increase in unrestricted cash from $5.31 million in in 2023 to $21.70 million in 2024. Additionally, the Company reduced outstanding debt to $21.4 million, a decrease of $3.67 million from the prior year, reinforcing its commitment to financial discipline and long-term sustainability. With a stronger unrestricted cash position, reduced debt and a solid capital structure, Gorilla is well-positioned to drive future growth, invest in strategic initiatives and maximize operational flexibility while continuing to deliver value to shareholders.

●	Momentum Accelerates for 2025 and Onward: Gorilla entered 2025 with an ever-expanding pipeline surpassing $6.6 billion in qualified leads and over $2 billion in projects signed in just the past three months. This explosive growth is fueled by continued geographical expansion across the USA, MENA, Southeast & East Asia, South America and the UK, as Gorilla secures high-value, multi-year contracts with key global partners. With a strengthened presence in strategic markets and accelerating demand for AI-driven security and intelligence solutions, Gorilla is not just growing, we are scaling at an unprecedented pace, capturing market share and driving long-term value creation.

Statement from Jay Chandan

“Gorilla Technology’s 2024 performance is nothing short of extraordinary. We told the market what we were seeking to achieve and we not only delivered, we exceeded. With revenue growth surpassing forecasts, operating income soaring beyond projections and Adjusted EPS delivering a market-defining performance, this year has proven one thing: Gorilla is here to win!

Our ability to drive strong profitability while expanding our global footprint reflects the relentless execution, innovation and resilience of our team. We are not just growing; we are accelerating at a pace that positions us at the forefront of AI-driven security and intelligence. With an ever-expanding pipeline, a robust contract base and unstoppable momentum, we are shaping the future of this industry.

The figures further demonstrate a much stronger balance sheet overall, with a higher cash balance, lower debt and a restructured and streamlined shareholder structure. This will serve as the powerful springboard that enables Gorilla’s next growth phase.

This is just the beginning. The best is yet to come.”

Earnings Conference Call

Gorilla will host an earnings call on March 31, 2025, at 4:30 PM ET, where management will discuss financial results, business performance and strategic outlook for 2025. The numbers presented in this press release and on the call are unreviewed and unaudited.

Update on 2025

1.	Cash Balance & Q1 Collections: The Company finished March with $33 million in cash, of which $20 million is unrestricted cash and the remaining is restricted cash. The Company also has received cash from the exercise of warrants during the first quarter.

2.	Material Project Updates: Since 2022, Gorilla has undergone a remarkable transformation—from a single-country operator focused on smaller-scale engagements, to a globally recognised provider securing large-scale, multi-year contracts across multiple jurisdictions. This evolution is not theoretical - it is being realised through the execution of landmark projects and partnerships that reflect our strategic shift to enterprise-scale delivery.

Gorilla has also been appointed as the exclusive AI and digital infrastructure partner for the $100 billion Global Edge Worldwide Fund, a role that cements our leadership in advancing large-scale digital transformation across the Americas. In Thailand, we launched the country’s largest-ever AI-driven energy transformation initiative, a $1.8 billion programme integrating AI, automation and cybersecurity to modernise national infrastructure. These projects are no longer just opportunities; they are at Proof-of-Concept stage, active and generating long-term value.

Further reinforcing our position as a national-scale transformation partner, Gorilla has joined forces with the Royal Thai Tourist Police to launch a pioneering AI-driven safety initiative aimed at revolutionising Thailand’s tourism sector. As part of Thailand’s broader national AI strategy, this programme underscores Gorilla’s ability to deliver cutting-edge public safety technology on a global stage. By integrating AI-powered surveillance, real-time threat detection and operational intelligence, we are not only enhancing safety for millions of tourists but, also cementing our role in supporting Thailand’s ambition to become a world leader in AI adoption and innovation.

Gorilla’s project base now spans governments, large enterprises and mission-critical sectors, with signed multi-year deals across MENA, Southeast and East Asia, the UK, South America and the United States. This marks a clear shift from transactional, short-cycle engagements to strategic partnerships with recurring revenue visibility, validating our model, accelerating our growth and firmly establishing Gorilla as a trusted partner for national and regional digital transformation.

3.	2025 Guidance & Business Outlook: We recently increased our 2025 revenue guidance from $90–$100 million to $100–$110 million, reflecting our confidence in the company’s growth trajectory. This upward revision underscores our commitment to delivering exceptional value to shareholders and solidifying our position as a leader in the industry. Our focus remains on monetizing existing deals and leveraging our expertise and cutting-edge technology to secure new project wins. We are dedicated to driving revenue and profitability growth in 2025 and beyond, ensuring sustainable success for Gorilla Technology.

4.	2026 Business Outlook: We have strong momentum when looking into 2026. We expect the MOUs and contracts that we have signed in recent months will start to impact revenue significantly in 2026 and 2027, as we move through the Proof-of-Concept phase to definitive agreements. We have been engaging with clients in a range of geographies including Latin America, Southeast Asia, the United States and the Middle East, serving to diversify our business mix.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to attract the attention of customers and investors alike, the timing of the filing of our audited financial results, Gorilla’s ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com

Reconciliation of Non-IFRS Financial Measures

Under IFRS accounting standards, non-cash adjustments, including fair value remeasurements of the Company’s preferred share issuances and warrants between September 2023 and June 2024, impacted the Company’s Net Income for fiscal 2024 without a material impact on the cashflow of the Company. To provide a clearer view of Gorilla’s underlying profitability, the company focuses on Net Income pre–one-off items, which removes the non-cash IFRS-related impact.

Items	Year Ended Dec 31, 2024 (Unreviewed and Unaudited)
Net Loss for the Year (after tax)	$-63,990,141
Add: Fair value remeasurement of financial instruments	$59,540,069
Add: FX loss from currency devaluation	$25,332,651
Add: Restructuring costs	$432,774
Adjusted Net Income	$21,315,353

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